William N. Haddad

+1 212 479 6720

whaddad@cooley.com

December 9, 2015

Via EDGAR

Ms. Emily C. Drazan

Staff Attorney

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	You On Demand Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A Filed November 24, 2015 File No. 001-35561

Dear Ms. Drazan:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) orally given via telephonic conversations on December 8, 2015 and December 9, 2015 (the “Telephonic Conversations”) regarding the Company’s response to Comments of the Staff in a letter dated December 7, 2015 and via email on December 8, 2015 (the “Second Response”) on the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced date.

In order to facilitate your review, we have responded, on behalf of the Company, to the Comments orally given in the Telephonic Conversations, on a point by point basis. The Comment is set forth below in bold font and the Company’s response follows the Comment.

Capitalized terms not defined herein have the meaning ascribed to them in the Proxy Statement.

1.	Please revise the disclosure in Proposal No. 2 in the Proxy Statement to provide additional information to stockholders regarding the Tianjin Agreement, in particular, the business purpose for the acquisition, clarifying that the Company is acquiring a to be formed entity that will have no business operations, assets or revenues. Consider whether or not stockholders should be voting separately on the three stock issuances. Please also consider adding in disclosure regarding the Bylaws amendment that was included in the Form 8-K filed on November 24, 2015.

Response to Comment No. 1

The Company has revised Proposal No. 2 in its entirety to read as follows:

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Ms. Emily C. Drazan

Page Two

PROPOSAL NO. 2:

APPROVAL OF THE ISSUANCE OF 4,545,454 SHARES OF OUR COMMON STOCK FOR A PURCHASE PRICE OF $2.20 PER SHARE, 2-YEAR WARRANTS TO ACQUIRE AN ADDITIONAL 1,818,182 SHARES OF OUR COMMON STOCK, AT AN EXERCISE PRICE OF $2.75 PER SHARE, AND 9,208,860 SHARES OF OUR COMMON STOCK, TO BEIJING SUN SEVEN STARS CULTURE DEVELOPMENT LIMITED, A PRC COMPANY (“SSS”), AND THE ISSUANCE OF UP TO 15,000,000 SHARES OF OUR COMMON STOCK (5,000,000 SHARES OF OUR COMMON STOCK FOR EACH OF 2016, 2017 AND 2018) TO TIANJIN ENTERNET NETWORK TECHNOLOGY LIMITED, A PRC COMPANY (“TIANJIN”), AN AFFILIATE OF SSS, AND THE POTENTIAL CHANGE IN CONTROL OF THE COMPANY THAT COULD RESULT DUE TO SUCH ISSUANCES.

General

On November 23, 2015, we entered into definitive agreements for a strategic investment in our company by Beijing Sun Seven Stars Culture Development Limited, a PRC company (“SSS”). SSS is controlled by Bruno Wu and is one of the largest private media and investment conglomerates in China. The strategic investment by Bruno Wu through SSS includes a private placement of equity securities to SSS pursuant to a Securities Purchase Agreement with SSS (the “SSS Securities Purchase”), the licensing-in of content from SSS effective upon closing of the sale of the equity securities pursuant to a Content License Agreement with SSS (the “Content License”), as well as the potential for an affiliate of SSS, Tianjin Enternet Network Technology Limited, a PRC Company (“Tianjin”), to earn additional shares of our common stock if our business achieves certain defined targets, pursuant to a Share Purchase Agreement with Tianjin (the “Tianjin Agreement”).

Although the transaction is reflected in three separate agreements, together they represent one strategic investment in our company by SSS, including the ability for SSS (through its affiliate Tianjin) to earn additional shares of our common stock upon achievement of certain milestones by a new entity that we are acquiring in the transaction. The entry into the Content License is contingent upon the closing of the SSS Securities Purchase. We will not issue any shares to SSS or Tianjin or enter into the Content License Agreement if stockholders do not approve the issuance of all of the equity securities as described in this Proposal 2. The Company believes that the combining its capabilities with Mr. Wu’s and SSS’s reputation, worldwide presence, financial strength and media relationships, will greatly enhance the Company’s ability to meet the expanding needs and tastes of China’s paid content consumers, and views the SSS strategic investment as an opportunity to position the Company for growth in the short and long term.

Immediately following the close of the SSS Securities Purchase and entry into the Content License and exchange of shares with C Media Limited described below, SSS will own 12,820,981 shares of our common stock and 7,000,000 shares of our Series A Preferred Stock, which would represent 33.7% of our then issued and outstanding common stock (or 36.2% taking into account the Series A Preferred Stock on an as converted basis), 100% of our Series A Preferred Stock, would beneficially own 32.4% of our issued and outstanding common stock after taking into account the warrants and conversion of the Series A Preferred Stock, and prior to the conversion of the Series A Preferred Stock would control 44.9% of our voting capital stock. In the event that the entire 15,000,000 of earn out shares are received pursuant to the Tianjin Agreement, SSS and its affiliates will then own 27,820,981 shares of our common stock and 7,000,000 shares of our Series A Preferred Stock, which would represent 52.5% of our then issued and outstanding common stock (or 54.2% taking into account the Series A Preferred Stock on an as converted basis), 100% of our Series A Preferred Stock, would beneficially own 48.5% of our issued and outstanding common stock after taking into account the warrants and conversion of the Series A Preferred Stock, and prior to the conversion of the Series A Preferred Stock would control 57.0% of our voting capital stock. SSS will also have the right to appoint up to three members of the Company’s Board, which will bring the number of board members to eight.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Ms. Emily C. Drazan

Page Three

Copies of the SSS Securities Purchase, the form of Content License and the Tianjin Agreement are attached to this proxy statement as Appendices A, B and C, respectively.

SSS Securities Purchase

Under the SSS Securities Purchase, we have agreed to sell and SSS has agreed to purchase approximately 4,545,454 shares of our common stock for a purchase price of $2.20 per share, or an aggregate of $10.0 million. This represents approximately 18.7% of our current issued and outstanding common stock, and will result in SSS owning approximately 11.1% of our voting capital stock immediately following the closing of such issuance (based on 40,897,166 shares of common stock issued and outstanding, on a fully converted basis). In addition, SSS will receive two-year warrants to acquire an additional 1,818,182 shares of our common stock (approximately 4.3% of our voting capital stock based on 42,715,348 shares of common stock issued and outstanding, on a fully converted basis), which warrants will have an exercise price of  $2.75 per share. If SSS were to exercise its warrants, together with the shares acquired pursuant to the SSS Securities Purchase, SSS would own 6,363,636 shares of our common stock (or approximately 14.9% of our then issued and outstanding voting capital stock, on a fully converted basis).

Pursuant to the SSS Securities Purchase, and contingent upon the closing of the sale of the shares of our common stock and warrants, we will increase the size of our Board of Directors from five to eight members, and we will provide SSS the right to nominate up to three directors. Such nomination rights are intended to be proportional with SSS’s beneficial ownership following the closing of the SSS Securities Purchase. SSS will have such designation rights, proportional to its beneficial ownership, for so long as it beneficially owns at least 5% of the Common Stock.

Prior to the closing of the SSS Securities Purchase, SSS will also use reasonable efforts to secure $50.0 million of financing, which proceeds will be used by us to produce our own original content.

As a condition to the closing of the SSS Securities Purchase, we are required to obtain approval from the holders of a majority of the issued and outstanding Common Stock, Series A Preferred Stock and Series E Preferred Stock, voting together as a single class on an as-converted basis, present in person or represented by proxy at the Annual Meeting, for the sale and issuances of the shares of our common stock and warrants pursuant to the SSS Securities Purchase and the Content License. We are also required to enter into a Voting Agreement and the Content License, both of which are further described below. In addition, C Media Limited (of which Xuesong Song is Chairman and Chief Executive Officer) has agreed to exchange 7,000,000 shares of its Series A Preferred Stock for 933,333 shares of our common stock to be issued to SSS, and both Xuesong Song and Shane McMahon shall step down as Executive Chairman and Chairman, respectively, and their respective employment agreements shall terminate on January 31, 2016 provided, that Mr. Song and Mr. McMahon shall remain as members of the Board of Directors.

Content License

Under the Content License, SSS will grant us a non-exclusive, royalty-free content distribution right for certain assets valued at approximately $29.1 million, in exchange for 9,208,860 shares of our common stock, at a value exchange of  $3.16 per share. These assets include, subject to certain restrictions, the right to (i) license, exhibit, distribute, reproduce, transmit, perform, display, and otherwise exploit and make available certain movies and television programs (that we currently have no rights to with our own content agreements and arrangements) (the “Titles”) within mainland China, (ii) copy and dub the Titles and make or have made translations of the Titles, (iii) promote each Title in any manner or media, (iv) use the Titles for audience and marketing testing, sponsor/advertiser screening and reference and file purposes and (v) include our name, trademark and logo in the Titles to identify us as the exhibitor of the Titles. Additionally, SSS will provide us with the right of first negotiation on all live-action or animated feature-length movies that SSS develops or obtains the right to license during the term of the Content License.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Ms. Emily C. Drazan

Page Four

We intend to enter into the Content License effective upon the closing of the share issuance to SSS pursuant to the SSS Securities Purchase.

Immediately following the close of the SSS Securities Purchase and entry into the Content License and exchange of shares with C Media, SSS will own 12,820,981 shares of our common stock and 7,000,000 shares of our Series A Preferred Stock, which would represent 33.7% of our then issued and outstanding common stock (or 36.2% taking into account the Series A on an as converted basis), 100% of our Series A Preferred Stock, and would beneficially own 33.1% of our issued and outstanding common stock after taking into account the warrants and conversion of the Series A Preferred Stock.

Tianjin Agreement

As discussed above, the Company believes that combining its capabilities with Mr. Wu’s and SSS’s reputation, worldwide presence, financial strength and media relationships, will greatly enhance the Company’s ability to meet the expanding needs and tastes of China’s paid content consumers and position the Company for growth in the short and long term. Accordingly, in order to provide additional value to SSS, while potentially benefiting from favorable tax treatment in the Tianjin free-economic zone, SSS and the Company agreed to provide for the payment of consideration in the form of common stock to an affiliate of SSS, Tianjin, pursuant to the Tianjin Agreement so long as certain defined contractual thresholds pertaining to its business objectives are achieved.

Under the Tianjin Agreement, Tianjin will contribute 100% of the equity interests of Tianjin Sevenstarsflix Network Technology Limited, a PRC company (“SSF”), a to-be-formed subsidiary of Tianjin, to the Company. SSF is being formed to take advantage of the tax benefits in the Tianjin free-economic zone. SSF has not generated revenue prior to the proposed acquisition nor are there any business contracts in place that would allow for revenue to be generated immediately after the acquisition. SSF currently has no assets, liabilities, employees or operating activities, nor does it hold any licenses, trade names or other intellectual property. The Company will also not receive any assets, employees, contracts, sales or distribution systems or intellectual property from Tianjin nor assume any liabilities from Tianjin in the acquisition. While the Company anticipates that SSF will offer a branded pay content service delivered to consumers ubiquitously through all its platform partners, will track and share consumer payments and other behavior data, will operate a customer management and data-based service and will develop mobile social TV-based customer management portals, the execution of these business development strategies and plans of operation have yet to be implemented. In exchange for the sale of the equity interest in SSF, Tianjin will receive shares of our common stock over three years, with the exact amount based on an earn-out provision, such amounts not to exceed 5.0 million shares of our common stock for each of 2016, 2017 and 2018.

Pursuant to the earn-out provision, Tianjin may receive up to 5.0 million shares of our common stock for each of 2016, 2017 and 2018 if either (i) the number of homes and/or users subscribing to one or more of the content services provided by SSF (the “Homes/Users Passed”) is greater than or equal to the earn-out Homes/Users Passed threshold or (ii) the net income of SSF’s business is greater than or equal to the earn-out net income threshold. The target thresholds for the year ending December 31, 2016 are either 50.0 million Homes/Users Passed or $4.0 million net income. The target thresholds for the year ending December 31, 2017 are either 100.0 million Homes/Users Passed or $6.0 million net income. The target thresholds for the year ending December 31, 2018 are either 150.0 million Homes/Users Passed or $8.0 million net income. The Company’s expectation is that the strategic investment by SSS and the addition of the SSS Director designees to its Board of Directors in connection with the closing of the SSS Securities Purchase will provide the vision, strategy, guidance, ability and oversight in order to reach the agreed target thresholds. If these thresholds are achieved, the Company believes that it would be transformative to the Company. Because succeeding higher thresholds are then required for each subsequent year in the earn-out period, this would reflect significant growth and have a major impact, if achieved, on the Company’s results of operations.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Ms. Emily C. Drazan

Page Five

In the event that the entire 15,000,000 of earn out shares are received pursuant to the Tianjin Agreement, SSS and its affiliates will then own 27,820,981 shares of our common stock and 7,000,000 shares of our Series A Preferred Stock, which would represent 52.5% of our then issued and outstanding common stock (or 54.2% taking into account the Series A on an as converted basis), 100% of our Series A Preferred Stock, and would beneficially own 48.5% of our issued and outstanding common stock after taking into account the warrants and conversion of the Series A Preferred Stock.

Bylaws Amendment

In connection with the approval of the entry into the SSS strategic investment transaction described above, our Bylaws were amended in November 2015 with the consent of the holder of a majority of the Series E Preferred Stock to exempt the Company from provisions 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes Sections. These provisions, if not disapplied, would give a minority shareholder the ability to limit the acquisition of a controlling interest in a Nevada corporation, such as our company. These provisions apply only to Nevada corporations that have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada.

Nasdaq Requirements

Our common stock is listed on the NASDAQ Capital Market. Accordingly, we are subject to the NASDAQ Listing Rules. NASDAQ Listing Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. In addition, NASDAQ Listing Rule 5635(b) requires shareholder approval prior to any issuance or potential issuance of securities that will result in a change of control of an applicable listed company. This rule does not specifically define when a change of control is deemed to occur. However, NASDAQ suggests in its guidance that a change of control would occur, subject to certain exceptions, if after a transaction a person or an acquiring entity holds 20% or more of the voting power of the outstanding capital stock of an applicable listed company.

Accordingly, in order to comply with NASDAQ Listing Rules, we are seeking stockholder approval of the share issuances pursuant to the SSS Securities Purchase, the Content License and the Tianjin Agreement. These agreements contemplate issuing to SSS and its affiliates an aggregate of 13,754,314 shares of common stock and warrants to acquire up to an additional 1,818,182 shares of common stock, as well as up to 15,000,000 additional shares of common stock over three years. Accordingly, SSS will acquire an aggregate number of shares of our common stock equal to or exceeding 20% of the outstanding shares of our common stock (calculated immediately prior to the closing of the transactions contemplated by the SSS Securities Purchase, Content License and Tianjin Agreement) and (ii) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding (calculated immediately prior to the closing of the transactions contemplated by the SSS Securities Purchase, Content License and Tianjin Agreement).

Shareholder Approval Required

We have entered into a voting agreement with certain stockholders of our company, including C Media Limited (an affiliate of Xuesong Song) and Shane McMahon whereby such stockholders have agreed to vote all of their shares of capital stock in our company in favor of the issuance of shares to SSS and Tianjin as described in this proposal. These holders collectively represent approximately 54% of the votes of our common stockholders, Series A stockholders and Series E stockholders voting together as a single class. A copy of this voting agreement is included as Appendix D to this proxy statement.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Ms. Emily C. Drazan

Page Six

Potential Consequences if Proposal No. 2 is Not Approved

If stockholder approval is not obtained for Proposal No. 2, the share issuances pursuant to the SSS Securities Purchase, the Content License and the Tianjin Agreement will not be consummated.

Vote Required

The approval of Proposal 2 requires a majority of the votes of the shares present in person or represented by proxy at the Annual Meeting to vote “FOR” the proposal.

Recommendation

Our Board recommends that the stockholders vote FOR the approval of the issuance of the shares of common stock and warrants pursuant to the SSS Securities Purchase, the Content License and the Tianjin Agreement.

*    *    *    *    *

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 479-6720.

Sincerely,

/s/ William N. Haddad
William N. Haddad

Cc:	Grace He, grace.he@yod.com
Bruce Zirlen, bruce.zirlen@kpmg.com

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com